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Overview

Updates

## Matt Corman Collective

Invest In Matt Corman's Newest Album For Annual Royalties

**$0.00**

Raised Of $25,000.00 G

DAYS 0 HOURS 0 M

Matt Corman Offering Ad

**ROYALTIES**
SECURITY TYPE

**C**
TY

★ **WATCH NOW**

**NAVIGATE PAGE**

## Meet Matt Corman!



Matt Corman



Music Artist



Matt Corman has gained a cult like following through his brand and music. His contagious personality alongside with his ever growing catalogue amassing over 20 million streams and counting, has made himself a household name in the independent hip hop scene.

Toured With
FETTY Wap
SAMMY ADAMS
Cam Meekins
music
TIDAL
8M+ Spotify
20M+ All Platforms





---

**My Music:**

**Top tracks for Matt Corman**

|   |                        |       |
|---|------------------------|-------|
| 1 | Word to the Wise       | 3:12  |
| 2 | Need Your Lane         | 2:43  |
| 3 | Broken Screens         | 3:42  |
| 4 | Why I'm Here           | 2:49  |
| 5 | Put Em in They Place   | 2:16  |
| 6 | I Don't Got Time       | 2:44  |
| 7 | Going Away             | 2:53  |
| 8 | Need a Rolly           | 2:45  |

## Term Sheet:

Class B Units (what you are buying):



**Distributions:**

1. Prior to any net profits, Equity owners recoup 100% of their initial capital contributions pro rata.

2. Net profits will be shared between Artist, Investors, and Bumper Collective 50%/40%/ 10% respectively.

Fundraising Description



| **The Project:** | 8 Songs Minimum |
|---|---|
| **Security Type:** | Royalties |
| **Raise Goal:** | $25,000- $1,070,000 |

| **Duration of Royalty:** | Terminates 3 years after completed Project release date |
| --- | --- |

**Price Per Unit:**     $1.00

**Minimum Investment:**     $50.00

Disclosure:

Use of Funds





Marketing
60%

Recording
32%

Legal & Misc.
8%

| **Recording** | **Marketing** | **Legal & Misc.** |
| --- | --- | --- |
| Studio | Distribution | LLC |
| Mixing | S.M. Influencer | Payout |
| Mastering | Campaign | Distribution |
| Collaborations | Digital PR | Reg CF |
| Production | Targeted | Documents |
| | Marketing Ads | Accounting |
| | Radio Promotion | |
| | Playlist | |
| | Sync & Licensing | |

The artist will have broad discretion in using these proceeds.

 

Lil Nas X and Arizona Zervas... What Do These Artists Have In Common?

They both went viral on TikTok and Triller. Hundreds of thousands of users have danced and created videos to "Old Town Road" - Lil Nas and "ROXANNE" - Arizona Zervas. Each record has accumulated over 1 billion streams. Most importantly, they did it all while being independent.

So What?

A core part of our marketing plan is utilizing a similar social media marketing campaign. It starts with creating great music that fits these platforms. From there, we plan on working with TikTok and Triller creators to share our music amongst their fans. Let's share the fun, the music, the money.

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## Timeline:



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## Investor FAQ:

## How do you determine the total royalty percentage listed in the offering?

The securities being offered in this Regulation Crowdfunding raise have been determined by the Company as a direct ratio to the budget of the music album. The Company did not employ investment banking firms or other outside organizations to make an independent evaluation.

## Why does the duration of my investment only last 3 years?

Typically, most music projects' streaming and download royalties are strongest in the first few years, but taper down to a lower steady state. Financial and accounting fees are fixed and overtime will materially hurt the investment. We feel this term length balances investors' upside and minimizes total fixed costs.

## What am I actually investing in?

You are investing in the mastering, mechanical, sync, and licensing royalty rights of the Project.

---

## How does the Project make money? ∧

Digital service providers such as Spotify, Apple Music, YouTube, etc. pay the royalty rights holders $3-$7 per 1000 plays. Licensees may also pay a one-time fee to the royalty rights holders for the right to use the project's recordings in an entity such as a movie, video game, or commercial. As an investor, you are getting a portion of these royalties based on your ownership stake pro-rata.

---

## When/ how do I get paid? ∧

If the Project is successful, you will receive an annual royalty payout starting a year after the

completed Project release date.
You will hold these royalty rights
for 3 years. This distribution will
be sent directly to the bank
account registered with Bumper
Collective.

---

## Can I Invest As An International Citizen?

Yes, anyone over 18 can invest
on the Bumper Collective
platform. If you do not have an
International Tax Identification
Number ("TIN" or "ITIN"), you
will be purchasing a Promissory
Note.  The U.S. tax laws are set
up where the Company is
unable to give tax return
documents or distribute funds
to LLC members that do not
have TINs. By investing in a
Promissory Note, U.S. tax laws
allow us to distribute funds to
you regardless if you obtain a
TIN. The catch is your
investment is capped at an 8%
simple interest rate per annum
until you obtain a TIN. However,
upon obtaining a TIN and
notifying us, the Promissory

Note will convert into the
equivalent Class B Units and any
payments owed to you will be
equivalent as if you had
invested in Class B Units
originally.

Please see terms of Promissory
Note here. Please see all
documents filed for the
Promissory Note here.
Additionally, Investors from
outside of the US should check
their local laws for any
restrictions before subscribing
to any offering posted on
Bumper Collective.

## Ask A Question:

## More Information:

Click here to view our business deck.

Click here to view our Form C (compliance documents) on the EDGAR website.

Click here to view our approved bad actor check report.

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Video Text

"Hey guys, It's Matt Corman. Exciting News. You now have the opportunity to invest in my next album. That means when the album makes money, you make money. Join my team today exclusively on Bumper Collective. Let's go."

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